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                           June 4, 2021

       Thomas Valentyn
       Vice President, General Counsel and Secretary
       REGAL BELOIT CORP
       200 State Street
       Beloit, Wisconsin 53511

                                                        Re: REGAL BELOIT CORP
                                                            Registration
Statement on Form S-4
                                                            Filed May 10, 2021
                                                            File No. 333-255982

       Dear Mr. Valentyn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed May 10, 2021

       Questions and Answers
       Q: How will the post-Merger ownership of Regal between Rexnord stockholders..., page 8

   1. We note your disclosure on page 9 that the companies have sought a ruling from the IRS that the Overlap
Shareholders should be taken into account to satisfy the 50%
                                                        requirement. Please
explain why you believe that such shareholders may not be counted toward the 50% such
that you have introduced the Overlap Shareholder concept.
 Thomas Valentyn
FirstName  LastNameThomas Valentyn
REGAL BELOIT     CORP
Comapany
June 4, 2021NameREGAL BELOIT CORP
June 4,
Page 2 2021 Page 2
FirstName LastName
2. Please add tabular disclosure that addresses each of the different scenarios discussed beginning on page 67, including the no counting scenario. Identify the number of shares to be issued to the former Land stockholders under each scenario and their resulting ownership percentages. Provide the exchange ratio payment and the total merger consideration for each scenario. Clarify how the different scenarios will impact the former stockholders of Land that are and are not Overlap Shareholders. Finally, please explain why the Reverse Morris Trust structure is the superior choice despite the uncertain tax treatment.
Q: What is the Regal Special Dividend?, page 9

3. Please expand to disclose the range of the Regal Special Dividend that could be paid per share under different scenarios, as well as the range under the reasonable assumption that the outcome of the variables will likely result in an outcome somewhere between the
         Partial Counting Scenario and the Full Counting Scenario, and at midpoint of that range.
         Please clarify, if true, that investors will not know the amount of the Regal Special
         Dividend at the time of the Regal and Rexnord Special Meetings. Please also disclose the material tax consequences of the Regal Special Dividend.
Interests of Directors and Executive Officers in the Merger, page 25

4. Please disclose whether any directors or officers are shareholders of both Regal and
         Rexnord.
Opinion of Barclays
Selected Comparable Company Analysis, page 112

5. Please expand to provide further detail as to how the comparable companies listed are reasonably similar to that of Regal and its subsidiary businesses and to that of the PMC
         Business "because their businesses and operating profiles."
Exclusive Forum, page 184

6. We note your disclosure that unless a majority of the Regal board of directors consents in writing to the selection of an alternative forum, the federal district courts of the United
         States, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act.
         Please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 Thomas Valentyn
FirstName  LastNameThomas Valentyn
REGAL BELOIT     CORP
Comapany
June 4, 2021NameREGAL BELOIT CORP
June 4,
Page 3 2021 Page 3
FirstName LastName
Combined Company Unaudited Pro Forma Condensed Combined Financial Information Combined Company Unaudited Pro Forma Condensed Combined Balance Sheet, page 221

7. Please revise the pro forma balance sheet to disclose the historical and pro forma common stock issued and outstanding. Please also revise the disclosures on page 240 to disclose the pro forma common stock issued and outstanding under each scenario.
8. In order for investors to more clearly understand the debt and equity structure of PMC prior to the merger, please revise the pro forma balance sheet to present a sub-total following the pre-merger adjustments.
Notes to Combined Company Unaudited Pro Forma Condensed Combined Financial Information, page 223

9. Refer to note 2 on page 223. We note the disclosures related to the adjustments required to
         reflect PMC   s audited transition period for the nine months ended
December 31, 2020 to
         the annual period presented in the pro forma statement of operations. In order for investors to more easily reconcile the disclosures in the pro forma statement of
operations to PMC   s
         historical financial statements, please revise note 2 to present the transition period for the nine months ended December 31, 2020 and the related adjustments that are necessary to reconcile the transition period to the annual amounts presented in the pro forma statement of operations.
10. Refer to note 3 on page 225. In regard to the reclassifications related to Regal, please tell us the specific nature of the restructuring charges included in cost of sales and more fully explain to us how and why you determined reclassifying these restructuring charges is appropriate. Please also tell us the specific nature of PMC's restructuring charges and more fully explain to us how you determined the current classification of these restructuring charges is appropriate.
11.      Refer to note 5 on page 230. Please address the following:
             More fully explain to us the calculation of the estimated exchange ratio, including the determination of the additional shares of Regal to be issued;
             More fully explain to us how the amount of the estimated Regal special dividend was determined; and
             More fully explain to us the disclosures related to the estimated fair value of the share-based compensation awards attributable to pre-combination services.
Remainco Unaudited Pro Forma Condensed Combined Financial Information, page 241

12. Please revise the pro forma statements of operations on pages 245 and 246 to comply with
         Rule 11-02(b)(1) of Regulation S-X.
 Thomas Valentyn
FirstName  LastNameThomas Valentyn
REGAL BELOIT     CORP
Comapany
June 4, 2021NameREGAL BELOIT CORP
June 4,
Page 4 2021 Page 4
FirstName LastName
Notes to Remainco Unaudited Pro Forma Condensed Combined Financial Information, page 247

13. Refer to Note 2(f) on page 247. Please reconcile the impact to retained earnings to the pro forma adjustments disclosed in the footnotes.
14. Refer to Note 3 on page 249. Please address the material limitations of management adjustments, including any material assumptions or uncertainties of such adjustments.
         Refer to the updated guidance in Rule 11-02(a)(7) of Regulation S-X and Section II.D of
         SEC Release 33-10786.
Material U.S. Federal Income Tax Consequences of the Transactions, page 251

15. Please revise to clarify whether the parties can waive the receipt requirements of the
         Rexnord Tax Opinion or the Regal Tax Opinion.
16. Please remove the statements on pages 252 and 254 that the tax opinions cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect, in which case the validity of the opinion may be affected and the U.S. federal income tax consequences of the Spin-Off could differ materially from those described below.
Certain Beneficial Owners of Regal Common Stock, page 261

17. Please revise to add columns showing beneficial ownership of the Regal shares after the completion of the merger.
General

18. Please provide updated interim financial statements and related disclosures as required by
         Rule 3-12 of Regulation S-X.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.
 Thomas Valentyn
REGAL BELOIT CORP
June 4, 2021
Page 5

FirstName LastNameThomas Valentyn   Sincerely,
Comapany NameREGAL BELOIT CORP
                                    Division of Corporation Finance
June 4, 2021 Page 5                 Office of Manufacturing
FirstName LastName